Exhibit 99.1

PRESS RELEASE

Grown Rogue Issued Patent for Nitrogen Sealed Pre-Rolls

Ultra Fresh Pre-Rolls one of several Grown Rogue Innovations

MEDFORD, OREGON – July 22, 2019 -- Grown Rogue International Inc. (CSE:GRIN | OTC:GRUSF) (“Grown Rogue” or the “Company”), a vertically-integrated, multi-state cannabis company with licenses and assets in Oregon, California, and now entering Michigan, announced today the US Patent and Trademark Office awarded Grown Rogue full patent for its innovative “Certified Fresh” Nitrogen Sealed Pre-rolls. The Nitrogen Sealing Process eliminates oxygen through nitrogen injection which preserves the freshness of the flower. The process also vacuum seals the product to lock in freshness͘.

“There are dozens of premium pre-rolls in the cannabis market, but there is only one innovation that seals with nitrogen and ensures freshness,” said Obie Strickler, CEO and Co-Founder of Grown Rogue.

Several cannabis companies have used nitrogen to seal cannabis in various applications but Grown Rogue is the first to develop a solution to seal a glass tube with nitrogen. “Customers can see the quality of product through the glass and with the nitrogen infusion will know that they can enjoy a truly fresh cannabis experience,” added Mr. Strickler.

Grown Rogue first introduced the “Certified Fresh” Nitrogen Sealed Pre-rolls in January 2018 which drove sales and brand awareness in the Oregon market. Since then, the Nitrogen Sealed Pre-Rolls have become a symbol of the companies’ commitment to Innovation in a competitive marketplace. The company has developed nitrogen sealed 3.5 gram glass flower jars which is also an industry first, but is not currently seeking a patent for that innovation. The detailed overview along with a video showcasing the patented “woosh” sound is available online.

“Customers have a lot of choices when it comes to pre-rolls and cannabis products in general and our innovative “Certified Fresh” Nitrogen Sealed products speak to our unique differentiation in product development and our commitment to empowering consumers to enhance life experiences through cannabis,” added Rob Rigg, EVP Marketing at Grown Rogue.

Several companies have approached Grown Rogue to license the Nitrogen Pre-Rolls in other markets across the United States. “Our plan is to license the technology and process to partners in areas where we do not have near term expansion plans,” said Mr. Strickler. “Like Tesla or Apple, we want to launch technologies across the world that positively impact the consumer experience,” added Mr. Strickler.

PRESS RELEASE

About Grown Rogue

Grown Rogue International (CSE: GRIN | OTC: GRUSF) is a vertically-integrated, multi-state Cannabis family of brands on a mission to inspire consumers to “enhance experiences” through cannabis. We have combined an expert management team, award winning grow team, state of the art indoor and outdoor manufacturing facilities, and consumer insight based product categorization, to create innovative products thoughtfully curated from “seed to experience.” The Grown Rogue family of products include sungrown, light dep and indoor premium flower, live rosin jars and terp diamonds, infused, indoor and sungrown pre-rolls, live resin and rosin carts, along with chocolate edibles created in partnership with a world-renowned Chocolatier.

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This press release contains statements which constitute “forward-looking information” within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to future business activities. Forward- looking information is often identified by the words “may,” “would,” “could,” “should,” “will,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “expect” or similar expressions and include information regarding: (i) statements regarding the future direction of the Company (ii) the ability of the Company to successfully achieve its business and financial objectives, (iii) plans for expansion of the Company, and (iv) expectations for other economic, business, and/or competitive factors. Investors are cautioned that forward-looking information is not based on historical facts but instead reflects the Company’s management’s expectations, estimates or projections concerning the business of the Company’s future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the combined company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the potential impact of the announcement of the going public transaction on relationships, including with regulatory bodies, employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; and in particular in the ability of the Company to raise debt and equity capital in the amounts and at the costs that it expects; adverse changes in the public perception of cannabis; decreases in the prevailing prices for cannabis and cannabis products in the markets that the Company operates in; adverse changes in applicable laws; or adverse changes in the application or enforcement of current laws; and increasing costs of compliance with extensive government regulation, and other risks described in the Company’s public disclosures available on www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.

Safe Harbor Statement:

This press release may contain forward-looking information within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including all statements that are not statements of historical fact regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company’s financing plans; (ii) trends affecting the Company’s financial condition or results of operations; (iii) the Company’s growth strategy and operating strategy; and (iv) the declaration and payment of dividends. The words “may,” “would,” “will,” “expect,” “estimate,” “anticipate,” “believe,” “intend” and similar expressions and variations thereof are intended to identify forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date hereof. Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, many of which are beyond the Company’s ability to control, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the risk disclosed in the Company’s Form 20-F and 6-K filings with the Securities and Exchange Commission.

PRESS RELEASE

The Company is indirectly involved in the manufacture, possession, use, sale and distribution of cannabis in the recreational cannabis marketplace in the United States through its indirect operating subsidiaries. Local state laws where its subsidiaries operate permit such activities however, these activities are currently illegal under United States federal law. Additional information regarding this and other risks and uncertainties relating to the Company’s business are disclosed in the Company’s Listing Statement filed on its issuer profile on SEDAR at www.sedar.com. Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

For further information on Grown Rogue International please visit www.grownrogue.com or contact:

Obie Strickler	Investor Relations Desk
Chief Executive Officer	Inquiries
obie@grownrogue.com	invest@grownrogue.com

Rob Rigg

Executive Director of Operations

rob@grownrogue.com